            January 12, 2009

            John P. Nolan
            Accounting Branch Chief
            Securities and Exchange Commission
            Division of Corporate Finance
            450 Fifth Street, N.W.
            Washington, D.C. 20549-0408

            Re:       Popular, Inc. (File No. 0-13818)
                        Comment Letter dated December 29, 2008

            Dear Mr. Nolan:

            On behalf of Popular, Inc. we hereby request until January 16, 2009 to reply to the above referenced comment letter.

            If you have any questions regarding the above request, please do not hesitate to contact the undersigned at 787-763-3258.

            Very truly yours,

            /s/Ileana Gonzalez

            Ileana Gonzalez
            Senior Vice President and Comptroller

            c: Edwin Adames, Senior Staff Accountant
               Jorge Junquera, Senior Executive Vice President and Chief Financial Officer